UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Vroom, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92918V109

(CUSIP Number)

Daniel Reid

599 West Putnam Avenue,

Greenwich, CT 06830

203-629-4901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92918V109	13D	Page 1 of 12 pages

1	Names of Reporting Persons CGP2 Cumulus, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,775,054
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,775,054

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,775,054
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person PN

CUSIP No. 92918V109	13D	Page 2 of 12 pages

1	Names of Reporting Persons LCGP3 Accelerator, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 318,181
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 318,181

11	Aggregate Amount Beneficially Owned by Each Reporting Person 318,181
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person PN

CUSIP No. 92918V109	13D	Page 3 of 12 pages

1	Names of Reporting Persons CGP2 Managers, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,775,054
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,775,054

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,775,054
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92918V109	13D	Page 4 of 12 pages

1	Names of Reporting Persons CGP3 Managers, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 318,181
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 318,181

11	Aggregate Amount Beneficially Owned by Each Reporting Person 318,181
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92918V109	13D	Page 5 of 12 pages

1	Names of Reporting Persons Scott Arnold Dahnke
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,093,235
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,093,235

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,235
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person IN

CUSIP No. 92918V109	13D	Page 6 of 12 pages

1	Names of Reporting Persons James Michael Chu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,093,235
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,093,235

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,235
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person IN

CUSIP No. 92918V109	13D	Page 7 of 12 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Vroom, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 1375 Broadway, Floor 11, New York, New York 10018.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

CGP2 Cumulus, L.P.

LCGP3 Accelerator, L.P.

CGP2 Managers, L.L.C.

CGP3 Managers, L.L.C.

Scott Arnold Dahnke

James Michael Chu

Each of CGP2 Cumulus, L.P., LCGP3 Accelerator, L.P., CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. is organized under the laws of the State of Delaware. Messrs. Chu and Dahnke are citizens of the United States. The principal business address of the Reporting Persons is 599 West Putnam Avenue, Greenwich, CT 06830.

The present principal occupation of Mr. Chu is managing member of CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. The present principal occupation of Mr. Dahnke is managing member of CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C., and director of the Issuer. CGP2 Cumulus, L.P., LCGP3 Accelerator, L.P., CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. are principally engaged in the business of managing their investments in the securities of the Issuer.

Information with respect to the members and executive officers of CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 19, 2021, CGP2 Cumulus, L.P. acquired 8,775,054 shares of Common Stock upon an in-kind distribution from CGP2 Lone Star, L.P. and CGP2 Zoom Holding, L.P. CGP2 Lone Star, L.P., CGP2 Zoom Holding, L.P. and LCGP3 Accelerator, L.P. initially purchased shares of the Issuer’s preferred stock prior to the Issuer’s initial public offering (“IPO”) at an aggregate purchase price of $145,545,213.23. In connection with the closing of the IPO on June 11, 2020, each share of preferred stock was reclassified as one share of Common Stock. In addition, LCGP3 Accelerator, L.P. purchased 318,181 shares of Common Stock in the IPO at an aggregate purchase price of $6,999,982.00.

CUSIP No. 92918V109	13D	Page 8 of 12 pages

Item 4.	Purpose of Transaction.

General

The Reporting Persons hold the securities described in this Schedule 13D for investment purposes and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 136,456,295 shares of Common Stock outstanding as of May 10, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed on May 12, 2021:

CUSIP No. 92918V109	13D	Page 9 of 12 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CGP2 Cumulus, L.P.	8,775,054	6.4%	0	8,775,054	0	8,775,054
LCGP3 Accelerator, L.P.	318,181	0.2%	0	318,181	0	318,181
CGP2 Managers, L.L.C.	8,775,054	6.4%	0	8,775,054	0	8,775,054
CGP3 Managers, L.L.C.	318,181	0.2%	0	318,181	0	318,181
Scott Arnold Dahnke	9,093,235	6.7%	0	9,093,235	0	9,093,235
James Michael Chu	9,093,235	6.7%	0	9,093,235	0	9,093,235

CGP2 Cumulus, L.P. is the record holder of 8,775,054 shares of Common Stock. LCGP3 Accelerator, L.P. is the record holder of 318,181 shares of Common Stock.

CGP2 Managers, L.L.C. is the general partner for each of CGP2 Cumulus, L.P. As a result, CGP2 Managers, L.L.C. may be deemed to share beneficial ownership of the shares of Common Stock held of record by each of CGP2 Cumulus, L.P.

CGP3 Managers, L.L.C. is the general partner of LCGP3 Accelerator, L.P. As such, CGP3 Managers, L.L.C. may be deemed to share beneficial ownership of the shares of Common Stock held of record by LCGP3 Accelerator, L.P.

Scott Arnold Dahnke and James Michael Chu are the managing members of each of CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. As a result, each of them may be deemed to share beneficial ownership of the shares of Common Stock held of record by each of CGP2 Cumulus, L.P. and LCGP3 Accelerator, L.P.

(c) On May 24, 2021, LCGP3 Accelerator, L.P. sold 1,838,704 shares of Common Stock for $43.76 per share in open market transactions on the Nasdaq Stock Market.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 92918V109	13D	Page 10 of 12 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. 92918V109	13D	Page 11 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2021

CGP2 Cumulus, L.P.
By: CGP2 Managers, L.L.C.

By:	/s/ Scott A. Dahnke

Name:	Scott A. Dahnke
Title:	Managing Member

LCGP3 Accelerator, L.P.
By: CGP3 Managers, L.L.C.

By:	/s/ Scott A. Dahnke

Name:	Scott A. Dahnke
Title:	Managing Member

CGP2 Managers, L.L.C.

By:	/s/ Scott A. Dahnke

Name:	Scott A. Dahnke
Title:	Managing Member

CGP3 Managers, L.L.C.

By:	/s/ Scott A. Dahnke

Name:	Scott A. Dahnke
Title:	Managing Member

Scott Arnold Dahnke

/s/ Scott A. Dahnke

James Michael Chu

/s/ J. Michael Chu

CUSIP No. 92918V109	13D	Page 12 of 12 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and members of CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. are set forth below. The principal business address of each of the executive officers and members is 599 West Putnam Avenue, Greenwich, CT 06830.

Name	Present Principal Occupation or Employment	Citizenship
Scott Arnold Dahnke	Managing Member & Co-President	USA
James Michael Chu	Managing Member & Co-President	USA
Robert Hull	Treasurer	USA
David McPherson	Secretary	USA
Daniel Reid	Assistant Secretary	USA

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 29th day of July, 2021.

CGP2 Cumulus, L.P.
By: CGP2 Managers, L.L.C.

By:	/s/ Scott A. Dahnke

Name:	Scott A. Dahnke
Title:	Managing Member

LCGP3 Accelerator, L.P.
By: CGP3 Managers, L.L.C.

By:	/s/ Scott A. Dahnke

Name:	Scott A. Dahnke
Title:	Managing Member

CGP2 Managers, L.L.C.

By:	/s/ Scott A. Dahnke

Name:	Scott A. Dahnke
Title:	Managing Member

CGP3 Managers, L.L.C.

By:	/s/ Scott A. Dahnke

Name:	Scott A. Dahnke
Title:	Managing Member

Scott Arnold Dahnke

/s/ Scott A. Dahnke

James Michael Chu

/s/ J. Michael Chu